SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

     BRASKEM S.A. (the “Company”) hereby informs the market that at a meeting held on March 3, 2010, its Board of Directors approved the Company’s capital increase, for private subscription, within the limit of its authorized capital. Assuming that the capital increase is fully subscribed, Braskem’s share capital will be increased by R$4,500,000,000.00, through the issuance of 250,000,000 new common shares, and 62,500,000 new class “A” preferred shares, for the issue price of R$14.40 per common or preferred share (the “Capital Increase”). The subscription period in the Capital Increase commenced on March 4, 2010 and will expire on April 5, 2010.

The purpose of the Capital Increase is to:

  to make the payments related to the acquisition of the shares representing control of Quattor Participações S.A. (“Quattor”) by the Company, including (1) the acquisition of the Quattor shares held by Unipar – União de Indústrias Petroquímicas S.A. (“Unipar”), and (2) the tender offer that the Company will be required to make for the shares of Quattor Petroquímica S.A. (“Quattor Petroquímica”) as a result of the Company’s acquisition of indirect control of Quattor Petroquímica;

  the acquire the shares of Polibutenos S.A. Indústrias Químicas and Unipar Comercial e Distribuidora S.A. held by Unipar;

  to prepay any indebtedness of Quattor for which waivers required as a result of the change of control of Quattor or otherwise cannot be obtained; and

  to maintain the financial flexibility and stability of the Company after the acquired companies have been consolidated.

IMPORTANT NOTICE:

This notice does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, the new common shares and class “A” preferred shares of Braskem (the “New Shares”). No offer to sell or sale of the New Shares shall be made in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

None of the rights or the New Shares have been, nor will they be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) or any state securities laws, and unless so registered may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and the applicable state securities laws. As a result, the Depositary for our American Depositary Shares (“ADSs”) will not distribute to the holders of our ADSs rights for the subscription of the New Shares corresponding to our preferred shares represented by our ADSs, and the holders of our ADSs will not be permitted to subscribe for New Shares or ADSs in the Capital Increase.

FORWARD-LOOKING STATEMENTS

This notice may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 04, 2010
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.